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                                                                    EXHIBIT 23.4
CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in this Joint Proxy Statement/Prospectus our report dated January 22, 1998, on our audits of the consolidated balance sheet of The Kroger Co. as of December 27, 1997 and December 28, 1996, and the related consolidated statements of operations and accumulated deficit, and cash flows for the years ended December 27, 1997, December 28, 1996 and December 30, 1995. We also consent to the references to our firm under the captions "The Merger -- Accounting treatment," "Experts," " Selected Financial Data and Unaudited Comparative Per Share Data," and "Kroger Selected Historical Consolidated Financial Information."

/s/ PricewaterhouseCoopers LLP

Cincinnati, Ohio

March 2, 1999